Exhibit 1
Includes ordinary shares
and shares underlying the ADRs purchased and sold. ADRs have been converted to ordinary shares and share prices are given in won.

B/S	Date	Price Per Share(Won)	No. of Shares
B	7/01/99	1,733,466.92	25,532
S	7/02/99	1,855,317.64	1,667
B	7/02/99	1,611,207.45	19,940
S	7/02/99	1,602,836.22	6,640
S	7/05/99	1,578,354.88	6,000
S	7/06/99	1,560,079.75	3,720
B	7/07/99	1,572,747.65	13,418
S	7/0799	1,562,207.25	5,130
S	7/13/99	1,469,029.80	5,000
B	7/14/99	1,434,027.17	13,856
S	7/14/99	1,425,603.93	5,000
S	7/14/99	1,671,244.77	116
B	7/31/99	955,621.00		47,103*
B	7/31/99	957,000.00		95,549*
*Shares received upon exercise of rights.